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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MINING OIL, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

603663 105

(CUSIP Number)

Mr. Clayton Van Levy

1001 Fannin St., Suite 270

Houston, Texas 77002

713-655-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f), or 240.13d-1(g) check the following box  ☐

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1.	Names of reporting persons Clayton Van Levy
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO, personal services of reporting person
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of shares beneficially owned by each reporting person with	7. Sole voting power 4,385,000
8. Shared voting power 0
9. Sole dispositive power 4,385,000
10. Shared dispositive power 0

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11.	Aggregate amount beneficially owned by each reporting person 4,385,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 43.85%
14.	Type of reporting person IN

Item 1	Security and Issuer

Common stock, no par value (“Common Stock”) of Mining Oil, Inc. (“Company”). The address of the principal office is 1001 Fannin St., Suite 270, Houston, Texas 77002

Item 2	Identity and Background

(a)	Name: Clayton Van Levy

(b)	Residence Address: 2113 Bellmeade, Houston, TX 77019

(c)	Present Occupation and the name principal business and address of any corporation or other organization in which such employment is conducted: Executive officer of the Company, 1001 Fannin St., Suite 270, Houston, Texas 77002. Company is an exploration and production company.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and , if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

No and None

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(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No and None

(f)	Citizenship: USA, State of Texas

Item 3	Source and Amount of Funds or Other Consideration

Clayton Van Levy acquired 4,850,000 shares when he founded the Company for $10,000 in services. Mr. Levy made gifts of 465,000 shares to relatives who do not live with him and are not affiliates.

Item 4	Purpose of Transaction

Clayton Van Levy acquired 4,850,000 original issue shares from the Company. He has made gifts of a portion of the shares that he acquired. He is a founder of the Company. He acquired the shares for investment purposes only. Mr. Levy may acquire additional shares either in the open market if a market develops or through private purchases.

To the extent the holdings of Mr. Levy may cause him to be deemed a “control person” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Levy accepts this definition. Mr. Levy has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item (4) of Schedule 13D. Mr. Levy reserves the right from time to time to review or reconsider his positions and to formulate plans or proposals with respect thereto.

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Item 5	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 10,000,000 outstanding shares of Common Stock. This is the number of shares reported in the Company’s Form 10/A filed on May 30, 2008.

Mr. Levy made no purchases of shares in the past 60 days.

Item 6	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Mr. Levy is an executive officer, director, and employee of the Company. He has an employment agreement with the Company. He is eligible to participate in the Employee Stock Option Plan and has other benefits provided by the Company. He currently has received no grants or awards from the Company.

Item 7	Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct

Date: August 14, 2008

/s/ CLAYTON VAN LEVY